CASCADE TECHNOLOGIES CORP.
255 Newport Drive, Suite 358
Port Moody, BC  V3H 5K1


January 10, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed October 28, 2005

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.


General

   1. Please reconcile the following from the "Frequent Questions" page of your website with the prospectus:

          -	 "We  began  selling  products  on  our website in  October  of
                 2005."

          -	 "We plan on stocking millions of  components  including  hard-
                 to-find, highly-allocated, and obsolete, as well as commonly available parts."

          -	 Cascade    sells   semiconductors,   capacitors,   connectors,
                 optoelectronics, other electronic components. We are one of the few independent distributors to offer a complete line of value-added services."

          We may have further comment.
RESPONSE

We have revised the websites "Frequent Questions" page to reconcile with the prospectus. In particular, the bullet points described have been revised and now reads as follows:

Q:  How long has Cascade been in business?

A: Cascade Technologies Corp. was incorporated on January 16, 2004. We first listed 20 different parts for sale on our website in October of 2005.

Q: Are you a franchised distributor?

A: No, we are an independent stocking distributor. We are not an authorized distributor for the parts we sell nor have we engaged in a formal franchise agreement with any manufacturer.

Q: What Products and Services does Cascade offer?

A: Cascade Technologies Corp. plans to buy and sell semiconductors, electro-mechanical and passive components. We plan to service original equipment manufacturers (OEM's) and maintenance, repair and overhaul customers (MRO's) in emerging markets around the world.


Prospectus Summary, page 5

   2. Please reconcile the differences among the following: the "Defective Goods" section of the "Terms and Conditions: page of your website; the warranty policies of the suppliers with whom you have verbal agreements; and any warranty references in the prospectus, for example, under "Industry Overview: on page 23 and, also, in this section, the following statement:

             "We have negotiated with our suppliers, however, warranty agreements similar to those issued by the manufacturer for the return of defective products by our clients. Therefore, we will be able to offer our customers a similar warranty. To date, we have only been in the organizational stages. We have had limited operations to date."

Also, in your discussions of warranties in the prospectus, please address duration of any warranties.

RESPONSE

The prospectus summary has been revised and the relevant section now reads as follows:


"The terms of the warranty given by our suppliers, and the warranty we can subsequently issue to our customers is as follows: a 1 year warranty, from the date of purchase, guarantying that the parts are in good working condition and are free from any defects. This warranty will only cover the cost of the components. The warranty does not cover any labor costs associated with assembling the product or removing or replacing the defective component. Furthermore, the warranty will not cover parts damaged due to misuse or abuse by the purchaser."

Risk Factors, page 6

   3. Please include as a risk factor the circumstances described in the third paragraph under "Our Products and Services" on page 23, which paragraph states:

             "Generally, these manufacturers try to discourage their franchised distributors from selling parts to non-franchised distributors as they feel adds (sic) no value in the supply channel."

RESPONSE

The following risk factor has been added:

"WE  MAY  BE UNABLE TO OBTAIN CERTAIN PARTS FOR RESALE, WHICH WOULD  ULTIMATELY
LIMIT  OUR  SALES,   SINCE   MANUFACTURERS   GENERALLY   DISCOURAGE  FRANCHISED
DISTRIBUTORS FROM SELLING THEIR PARTS TO NON-FRANCHISED DISTRIBUTORS

Generally, original equipment manufacturers discourage their franchised distributors from selling parts to non-franchised distributors as they feel it adds no value in the supply channel. As a non-franchised distributor, we may find it difficult to obtain certain parts from franchised distributors. This could ultimately have a substantial financial impact on our company since it could severely limit the number of parts we are able to obtain for resale."



Industry Overview, page 22

   4. In your description of the Semiconductor Industry Association publication which you have cited in the first paragraph of this section, please provide sufficient information for the reader to find the article without accessing the specified website, since we continue to be unable to access it. Also, as we previously requested in comment number nine of our letter dated September 27, 2005, please provide disclosure to ensure that the reader can quickly locate the relevant information within the publication or website.


RESPONSE

A copy of the Semiconductor Industry Association publication has been attached as an exhibit. Also note that the publication is only 2 pages long and the information is easily assessable. The following information has also been added to the prospectus so that the information can be obtained independently.

"A copy of this biannual forecast can also be obtained by contacting the Semiconductor Industry Association by mail at 181 Metro Drive, Suite 450, San Jose CA, 95110, by phone at 408-436-6600, or by emailing them at mailbox@sia-online.org."




   5. Please clarify throughout this section and wherever else applicable in the prospectus, whether or not the following assertion applies to geographic areas within North America and, also, within the United
          States: "Components from manufactures (sic) are often priced differently in different geographic regions." We may have further comment.

RESPONSE

The following paragraph has been added under "Industry Overview"

"However, in North America, components are generally similarly priced. The only exception to this is occasionally components may be priced a bit lower in Northern California due to the fact that some of the largest consumers of certain of these specific parts are headquartered in the San Francisco Bay area. The price differences generally fluctuate between North America, Asia, and Europe with North America generally being the most expensive."


   6. Please provide the name and the country of the six suppliers who have verbally agreed to sell parts to you without requiring a deposit in advance. See Item 101(b)(5) of Regulation S-B.

RESPONSE

We have supplementaly faxed the name and country of the suppliers to the commission. We wish not to disclose the names of the suppliers in the prospectus as we feel the names of the suppliers constitute proprietary information.




Our Products and Services, page 23

   7. In the fifth paragraph of this section please provide the name, city and country of each of the suppliers with whom you have negotiated a price.

RESPONSE

We have supplementaly faxed the name and country of the suppliers to the Commission. We wish not to disclose the names of the suppliers in the prospectus as we feel the names of the suppliers constitute proprietary information.


Financial Statements

Report of Independent Registered Public Accounting Firm

   8. Please advise your auditors to remove the duplicate language of "from January 16, 2004 (Date of Inception) through August 31, 2005 in the final sentences of the third paragraph of the audit opinion.

RESPONSE


The appropriate changes have been made.

Balance Sheet, F-1

   9.     We note your balance  sheet  is  labeled  as  unaudited; however your
          audit report indicates the amounts have been audited.   Please advise
          or revise.

RESPONSE

The appropriate changes have been made.


Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
---------------------
Bruce Hollingshead
President